Exhibit 2

THIRD EXTENSION AGREEMENT
To a Computational Tools License Agreement
(a license that Compugen granted to Evogene)

This Third Extension Agreement is made effective of the 27 day of May, 2007 (the “Third Extension Effective Date”), by and between Evogene Ltd., a company organized under the laws State of Israel with principal offices at 13 Gad Feinstein St., Rehovot (“Evogene”) and Compugen Ltd., a company organized under the laws of the State of Israel with principal offices at 72 Pinchas Rozen St., Tel Aviv 69512 (“Compugen”).

WHEREAS, by a Computational Tools License Agreement dated 1 January 2002 (the “First Agreement”) between Compugen and Evogene, Compugen granted to Evogene a license relating to Compugen’s LEADS platform and other software (the “LEADS License”);

WHEREAS, by an Extension Agreement dated 6 August 2003 (the “Extension Agreement”) between Compugen and Evogene, the term of the LEADS License was extended until 1 January 2006;

WHEREAS, by a second Extension Agreement dated 1 August 2004 (the “Second Extension Agreement”) between Compugen and Evogene, the term of the LEADS License was further extended until 31 December 2007; and

WHEREAS, the parties both wish to further extend the term of the LEADS License in accordance with the terms and conditions herein,

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby agree as follows:

1.            Scope of this Third Extension Agreement

1.1          Scope of this Agreement. This Third Extension Agreement amends the First Agreement only to the extent expressly specified herein. Otherwise, the terms and conditions of the First Agreement shall remain unchanged and in full force and effect.

1.2           Definitions. Capitalized terms in this Third Extension Agreement which have been defined in the First Agreement and/or the Second Agreement have the same meaning in this Third Extension Agreement, unless such defined terms are freshly defined herein.

2.            Reserved.

3.            Support Services

Commencing on January 1, 2008 Compugen will no longer be obligated to provide to Evogene technical support Services for the Compugen Tools and Compugen Made Improvements that are in Evogene’s possession as at the Third Extension Effective Date. However, in the event that Compugen will make or have made any Derivative Works of the LEADS platform during the license term, Compugen shall notify Evogene of such Derivative Works and Evogene will be granted access to such Derivative Works, for no additional consideration, for Ag-bio uses only, and any costs incurred by Compugen in connection with the transfer of such improvements, will be reimbursed by Evogene. In the event that such updates are made available by Compugen to Evogene, Evogene shall be solely responsible for the performance of any programming work that may be required in order to make Derivative Works developed by Evogene compatible with such updates. Except as set forth herein, Compugen shall not have any obligations to Evogene under Section 4 of the First Agreement (Support). Without limiting the generality of the foregoing, such updates shall be provided on an “as is” basis, free from any representations and warranties.

5.            Extension of Term of License and Consideration

5.1           As of the Third Extension Effective Date, the term of the First Agreement (that under Section 11.1 of the First Agreement expired on January 1, 2004 and that under the Extension Agreement was extended until January 1, 2006 and under the Second Extension Agreement was further extended until December 31, 2007) shall be extended until December 31, 2014.

5.2           Within 30 days of the Third Extension Effective Date, in consideration of Compugen extending the term of the First Agreement under Section 5.1 above, Evogene shall issue to Compugen an additional 100,000 (One hundred thousand) fully paid up Ordinary Shares of Evogene, NIS 0.01 par value each (the “Shares”).

5.3           No later than December 15, 2007, Evogene shall make a cash payment of USD 150,000 to Compugen. In the event that Evogene has not completed its planned initial public offering on the Tel Aviv Stock Exchange (“IPO”) by December 15, 2007, then Evogene shall, on December 1.6th, 2007, issue to Compugen an additional 100,000 Ordinary Shares instead of the aforementioned USD 150,000 cash payment.

5.4           In any event, Evogene shall fully fund the receipt by Compugen of an independent auditor’s valuation of the Share’s value as required by Compugen for its quarterly and annual reports, until such time that Compugen sells the Shares.

5.3   Evogene shall have the option to further extend the term of the LEADS License for up to an additional three (3) years (until December 31, 2017) in consideration for USD 20,000 per each such additional year.

6.            Post Closing Obligations

Within 120 days of the Closing, Evogene shall make best efforts to obtain the approval of the Investment Center of the State of Israel and of the Israeli Chief Scientist, if required, to the issuance of the Shares to Compugen.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

COMPUGEN, LTD.		EVOGENE LTD.

By:		By:
Name:	Alex Kotzer	Name:	Ofer Haviv
Title:	President and CEO	Title:	President and CEO